Exhibit 99.1

Ballard Reports Q3 2019 Results

  Revenue of $24.8M, 25% Gross Margin and $(7.2)M Adjusted EBITDA

VANCOUVER, Oct. 30, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced consolidated financial results for the third quarter ended September 30, 2019. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Randy MacEwen, President and CEO said, "Financial results for Q3 and year-to-date, together with a solid order book going forward, support our expectations for the full year. Ballard delivered Q3 revenue of $24.8 million, gross margin of 25%, Adjusted EBITDA of $(7.2) million and ending cash reserves of $153.4 million. We also announced new purchase orders for FCveloCity® fuel cell modules to be used in Heavy Duty Motive applications."

Mr. MacEwen noted, "The global megatrend toward zero-emission mobility is accelerating and putting increased momentum behind fuel cell-based power for motive applications, including buses, commercial trucks, rail, marine and cars. Against this backdrop, Ballard made measurable progress in our strategic positioning during the past quarter. Further to the launches earlier this year of our next-generation LCS fuel cell stack and FCmoveTM power module – each featuring significant improvements in performance and cost – we are seeing growing market interest in these next generation products, following positive product performance in initial bus tests. We are also progressing our advanced manufacturing plan in our Vancouver operations, with new manufacturing equipment, layout and processes that will reduce cycle time, improve yields, increase production capacity and further reduce product cost. And, we are progressing with our technology transfer program to the Weichai-Ballard joint venture and the construction of our JV manufacturing facility in China."

Mr. MacEwen concluded, "We are reiterating Ballard's full-year 2019 outlook. In addition, we look forward to strong growth in 2020 and beyond, as Ballard solidifies our leadership position in the fuel cell electric vehicle market."

Q3 2019 Financial Highlights
(all comparisons are to Q3 2018 unless otherwise noted)

  Revenue was $24.8 million, up 15% on a year-on-year basis, reflecting increases in Technology Solutions and Material Handling, which more than offset declines in Portable Power/UAV and Heavy Duty Motive.
  The Power Products platform generated revenue of $8.0 million, a decrease of 28%:
    Heavy Duty Motive revenue was $5.0 million, a decrease of 21% due primarily to lower shipments of fuel cell products to customers in China;
    The Portable Power/UAV business generated $0.1 million, a decrease of 95% as a result of lower revenues generated by Protonex, primarily due to the disposition of Power Manager assets in Q4 2018;
    Material Handling revenue was $2.8 million, an increase of 6% primarily due to slightly higher shipments to Plug Power; and
    Telecom Backup Power revenue was $0.2 million, a decrease of 54% due primarily to a decline in hydrogen-based backup power product and service revenue.
  The Technology Solutions platform generated revenue of $16.8 million, an increase of 61% due primarily to amounts earned from the Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai-Ballard JV") technology transfer program.

Ballard Power Systems Q3 2019 results (CNW Group/Ballard Power Systems Inc.)

  Gross margin was 25%, a 5-point decrease primarily reflecting a shift to lower overall margin product and service revenue mix, including the loss of higher margin revenues generated by Protonex, due in part to the disposition of Power Manager assets in Q4 2018.
  Cash operating costs2 were $9.3 million, a decrease of 12% primarily attributable to lower product development costs combined with decreases in sales and marketing costs.
  Adjusted EBITDA2 was $(7.2) million, a decline of 97% or $3.5 million, primarily driven by higher equity in loss of investment in joint venture and associates of $(3.2) million attributed to the establishment of operations of the Weichai-Ballard JV, by an increase in operating expenses primarily as a result of an impairment loss on trade receivables for amounts owed to Ballard for product shipments to Wrightbus, partially offset by the decrease in Cash Operating Costs.
  Net loss was $(9.8) million, a decline of $3.8 million. Net loss also included equity in loss of investment in joint venture & associates of $(3.2) million, primarily attributable to the establishment of operations of the Weichai-Ballard JV.
  Net loss per share was $(0.04) compared to $(0.03) in Q3 2018.
  Cash used by operating activities was $9.6 million, an increase of $1.9 million reflecting cash operating losses of $2.4 million and working capital outflows of $7.2 million.
  Cash reserves were $153.4 million at September 30, an increase of 561% from the end of Q3 2018 and a decrease of 6% compared to the prior quarter.
  The Order Backlog at end-Q3 was $199.6 million, down from $211.6 million in the prior quarter and reflecting $12.8 million in new orders and $24.8 million in shipments during the quarter. At end-Q3 the 12-month Order Book was $123.6 million, a decrease of $3.1 million from the prior quarter.

Q3 2019 Operating Highlights

  Subsequent to the quarter, received a purchase order for 3 FCveloCity®-HD 100 kilowatt (kW) fuel cell modules from Germany-based BEHALA to power the world's first zero-emission push boat. The boat, to be named Elektra, will be used primarily to transport goods between Berlin and Hamburg as well as on inner-city transport routes in Berlin.
  Subsequent to the quarter, received a purchase order for 9 FCveloCity®-HD 100kW fuel cell modules from Anglo American to power an Ultra-class mining truck (with one module to be maintained as a spare) during a demonstration project planned for the second half of 2020 in South Africa.
  Ballard was included in the S&P/TSX Composite Index effective September 23, 2019. Ballard is now one of approximately 240 out of the 1,500 companies listed on the Toronto Stock Exchange (TSX) to be included in the S&P/TSX Composite Index.
  Ballard was named to the inaugural TSX30, which recognizes the top 30 performing shares listed on the TSX over the 3-year period from July 1, 2016 to June 30, 2019. During this period BLDP share price rose 222% on the TSX, representing the 12th largest share price appreciation among listed companies.

Q3 2019 Financial Summary

(Millions of U.S. dollars)	Three months ended Sept. 30,			Nine months ended Sept. 30,
	2019	2018	% Change	2019	2018	% Change
GROWTH
Fuel Cell Products & Services Revenue:[1]
Heavy Duty Motive	$5.0	$6.3	-21%	$14.0	$28.9	-52%
Portable Power/UAV	$0.1	$1.9	-95%	$0.5	$6.7	-93%
Material Handling	$2.8	$2.7	6%	$8.8	$4.8	84%
Backup Power	$0.2	$0.3	-54%	$1.0	$1.0	-8%
Sub-Total	$8.0	$11.2	-28%	$24.2	$41.4	-42%
Technology Solutions	$16.8	$10.4	61%	$40.2	$26.7	51%
Total Fuel Cell Products & Services Revenue	$24.8	$21.6	15%	$64.4	$68.1	-5%
PROFITABILITY
Gross Margin $	$6.2	$6.4	-4%	$13.9	$22.5	-38%
Gross Margin %	25%	30%	-5-point	22%	33%	-11-points
Operating Expenses	$13.0	$11.8	10%	$33.8	$37.0	-9%
Cash Operating Costs[2]	$9.3	$10.6	-12%	$27.0	$31.8	-15%
Equity gain (loss) in JV & Associates	($3.2)	$0.0	-3,200%	($8.1)	($0.1)	-8,000%
Adjusted EBITDA[2]	($7.2)	($3.6)	-97%	($20.8)	($8.3)	-151%
Net Loss	($9.8)	($6.0)	-62%	($28.8)	($15.9)	-82%
Net Loss Per Share	($0.04)	($0.03)	-26%	($0.12)	($0.09)	-39%
Adjusted Net Loss[2]	($9.8)	($6.0)	-62%	($26.8)	($15.9)	-69%
Adjusted Net Loss Per Share[2]	($0.04)	($0.03)	-26%	($0.12)	($0.09)	-39%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($2.4)	($4.9)	51%	($9.2)	($9.4)	-3%
Working Capital Changes	($7.2)	($2.8)	-157%	($9.2)	($22.5)	59%
Cash Provided (Used) By Operating Activities	($9.6)	($7.7)	-24%	($18.3)	($31.9)	42%
Cash Reserves	$153.4	$23.2	561%

For a more detailed discussion of Ballard Power Systems' third quarter 2019 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, October 31, 2019 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review third quarter 2019 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the Earnings, Interviews & Presentations area of the Investors section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes:

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services
segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power/UAV, Material Handling and Backup Power, as well as the delivery of T echnology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss)
assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial
Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition costs and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, the impact of unrealized gains or losses on foreign exchange contracts, finance and other income, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss)
excluding transactional gains and losses, asset impairment charges, and acquisition costs.

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For further information: Guy McAree, +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 21:00e 30-OCT-19